[Letterhead of Epstein Becker & Green, P.C.]

                                   DIRECT LINE
                                 (212) 351-4816

                                February 16, 1999

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                  RE: NOVOSTE CORPORATION
                      -------------------

Ladies and Gentlemen:

                  On behalf of Thomas D. Weldon, we are transmitting herewith electronically on the Electronic Data Gathering, Analysis, and Retrieval System of the Securities and Exchange Commission one copy of Mr. Weldon's Schedule 13G.


                                                     Very truly yours,

                                                     /s/ SCOTT M. DUBOWSKY
                                                     ---------------------
                                                     Scott M. Dubowsky

Enclosures

cc: w/encl.:
         Ms. Cheryl R. Johnson (via certified mail)
         Novoste Corporation

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                     -------------------------------------



                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   670100 10 0
                                   -----------
                                 (CUSIP Number)

                     -------------------------------------









                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THOMAS D. WELDON
        ###-##-####

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION:     United States of America

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                5. SOLE VOTING POWER

  NUMBER OF        699,331 shares, including (i) 388,375 shares which are
   SHARES          issuable upon the exercise of immediately exercisable stock
BENEFICIALLY       options, (ii) 5,000 shares held by reporting person as
  OWNED BY         custodian for his nephew, and (iii) 10,000 shares
   EACH            held  in trust for the benefit of his children.
 REPORTING     -----------------------------------------------------------------
PERSON WITH     6.  SHARED VOTING POWER

                    122,571   shares   held   by   a   not-for-profit
                    corporation in which reporting  person has shared voting
                    power.
                ----------------------------------------------------------------
                7.  SOLE DISPOSITIVE POWER

                    699,331 shares, including (i) 388,375 shares which are issuable upon the exercise of immediately exercisable stock options, (ii) 5,000 shares held by reporting person as custodian for his nephew, and (iii) 10,000 shares held in trust for the benefit of his children.
               -----------------------------------------------------------------
                8.  SHARED DISPOSITIVE POWER

                    122,571 shares held by a not-for-profit corporation in which reporting person has shared dispositive power.
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          684,331 shares, including 388,375 shares which are issuable upon the exercise of immediately exercisable stock options.
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                        [X]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      6.2%
--------------------------------------------------------------------------------
                          12. TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages


ITEM 1(A).    NAME OF ISSUER.

              Novoste Corporation

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

              3890 Steve Reynolds Boulevard
              Norcross, Georgia 30093

ITEM 2(A).    NAME OF PERSON FILING.

              The reporting person is Thomas D. Weldon.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

              The address of the residence of Thomas D. Weldon is:

              4257 Tall Hickory Trail
              Gainesville, Georgia 30506

ITEM 2(C).    CITIZENSHIP.

              Thomas D. Weldon is a citizen of the United States of America.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES.

              Common Stock, par value $.01 per share

ITEM 2(E).    CUSIP NUMBER.

              670100 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

ITEM 4.       OWNERSHIP.

      (a) Amount beneficially owned by reporting person as of December 31, 1998 (see notes):

                               684,331 shares (1)

(b)      Percent of Class:  6.2%

                                                               Page 4 of 6 Pages


(c) Number of shares as to which such person has (see notes):

              (i)   Sole power to direct the vote:

                                                    699,331 shares (2), (3), (4)

              (ii)  Shared power to vote or to direct the vote:

                                                    122,571 shares (5)

              (iii) Sole power to dispose or direct the disposition of:

                                                    699,331 shares (2), (3), (4)

              (iv)  Shared power to dispose or direct the disposition of:

                                                    122,571 shares (5)

Notes:

          (1) Does not include (i) 5,000 shares held by reporting person as custodian for his nephew, (ii) 10,000 shares held in trust for the benefit of his children, and (iii) 122,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power; Mr. Weldon disclaims beneficial ownership of all of such shares.

          (2)  Includes  immediately   exercisable  stock  options  to  purchase
               388,375 shares of Common Stock pursuant to Issuer's Stock Option Plan, as amended.

          (3) Includes 5,000 shares held by reporting person as custodian for his nephew and 10,000 shares held in trust for the benefit of his children; Mr. Weldon disclaims beneficial ownership of such shares.

          (4) Excludes 122,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power; reporting person disclaims beneficial ownership of all shares held by such corporation.

          (5) 122,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power;
               reporting person disclaims beneficial ownership of all shares held by such corporation.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

                                                               Page 5 of 6 Pages


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.

                                                              Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 15, 1999
                                                  ------------------------------
                                                               (Date)


                                                         /s/ Thomas D. Weldon
                                                  ------------------------------
                                                            (Signature)


                                                         Thomas D. Weldon
                                                  ------------------------------
                                                           (Name/Title)